 VIA SEDAR

To the Securities Regulatory Authorities:

RE: Eldorado Gold Corporation (the “Company”)

Report of Voting Results pursuant to Section 11.3 of

National Instrument 51-102 Continuous Disclosure Obligations (“NI-51-102”)

Following the Annual Shareholders Meeting of the Company held on April 30, 2015 (the “Meeting”), and in accordance with Section 11.3 of NI51-102, we hereby notify you of the following results obtained at the Meeting:

	Item Voted Upon	Voting Result
1	Election of Directors	The nominees proposed by management were elected by a majority of shareholders that voted by a show of hands.
Ross Cory Pamela Gibson Robert Gilmore Geoffrey Handley Michael Price Steven Reid Jonathan Rubenstein Donald Shumka John Webster Paul Wright

Votes by Proxy

For

498,294,054 (99.50%)

500,247,511 (99.89%)

359,465,110 (71.78%)

347,766,345 (69.44%)

488,012,234 (97.45%)

347,806,217 (69.45%)

356,595,598 (71.21%)

499,331,271 (99.71%)

498,811,770 (99.60%)

492,072,513 (98.26%)

Withheld 2,504,721 (0.50%) 551,264 (0.11%) 141,333,665 (28.22%) 153,032,430 (30.56%) 12,786,541 (2.55%) 152,992,558 (30.55%) 144,203,177 (28.79%) 1,467,504 (0.29%) 1,987,005 (0.40%) 8,726,262 (1.74%)
2	Appointment of KPMG LLP as the Company’s auditors	KPMG LLP were appointed as the Company’s auditors by a majority of shareholders that voted by a show of hands. Votes by Proxy
		For 538,421,836 (99.77%)	Withheld 1,225,958 (0.23%)
3	To authorize the directors to fix the remuneration of the auditors	The directors were authorized to determine their remuneration by a majority of shareholders that voted by a show of hands. Votes by Proxy
		For 538,281,528 (99.75%)	Against 1,366,262 (0.25%)

Yours truly,

ELDORADO GOLD CORPORATION

“Dawn Moss”

Dawn Moss

Executive Vice President, Administration and Corporate Secretary